Thai Farmers Bank
Public Company Limited

Tida Samalapa
Executive Vice President

02034321

12g3-2(b) File No.82-4922

Ref No. CN. 148/2002

May 21, 2002

SUPPL

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

RECD S.E.C.
MAY 2 1 2002
1086

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

1 Thai Farmers Lane, Ratburana Road, Bangkok 10140, Thailand. Tel. +66 (2) 470-1122, 470-1199 Fax. +66 (2) 470-2749 Registration No.PCL. 105

Summary Statement of Liabilities and Assets

as at April 30, 2002

Thai Farmers Bank Public Company Limited

Assets	Baht	Liabilities	Baht
Cash	9,915,236,984.92	Deposits	678,483,540,406.71
Interbank and money market items, net	171,217,596,209.45	Interbank and money market items	9,120,664,753.45
Securities purchased under resale agreements	7,700,000,000.00	Liabilities payable on demand	2,415,655,661.10
Investments, net (with obligations Baht 1,198,910,900.25)	123,729,393,619.16	Securities sold under repurchase agreements	1,157,000,000.00
Credit advances (net of allowance for doubtful accounts)	492,879,566,572.03	Borrowings	46,551,911,405.35
Accrued interest receivables	2,091,210,756.22	Bank's liabilities under acceptances	565,226,301.34
Properties foreclosed, net	11,512,464,234.46	Other liabilities	18,842,721,234.04
Customers' liabilities under acceptances	565,226,301.34	Total liabilities	759,136,619,761.99
Premises and equipment, net	22,117,696,118.33		
Other assets	8,478,433,842.06	**Shareholders' equity**	
		Paid-up share capital	
		(registered share capital Baht 26,900,946,9[illegible]0.00)	23,530,947,170.00
		Reserves and net profit after appropriation	(3,536,543,041.29)
		Other reserves and profit and loss account	9,075,674,747.29
		Total shareholders' equity	29,070,078,876.00
Total Assets	788,206,698,637.99	Total Liabilities and Shareholders' Equity	788,206,698,637.99
Customers' liabilities under unmatured bills	2,956,599,616.78	Bank's liabilities under unmatured bills	2,956,599,616.78
Total	791,163,298,254.77	Total	791,163,298,254.77

	Baht
Non-Performing Loans (12.13% of total loans before allowance for doubtful accounts)	56,96[illegible],[illegible]86,748.60
* Loans to related parties	6,48[illegible],[illegible]09,380.90
Loans to related asset management companies	35,69[illegible],[illegible]00,000.00
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, *permitted by the Bank of Thailand*	19,99[illegible],[illegible]45,600.00
Legal capital fund	67,851,[illegible]89,107.65
Changes in liabilities and assets this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, the first paragraph of section 15	[illegible]10,000.00
International Banking Facility's assets and liabilities	
Total assets	6,041,[illegible]41,096.97
Total liabilities	845,[illegible]83,356.44
Significant contingent liabilities	
Avals to bills and guarantees of loans	8,17[illegible],[illegible]99,528.25
Letters of credit	5,89[illegible],[illegible]36,546.86

Remark : * Including Baht 5,822 million loans to customers which the Bank had restructured.

AL